UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

The New Home Company Inc.

(Name of Subject Company)

The New Home Company Inc.

(Name of Person Filing Statement)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

645370107

(CUSIP Number of Class of Securities)

Leonard Miller

President and Chief Executive Officer

The New Home Company Inc.

6730 N Scottsdale Rd., Suite 290

Scottsdale, Arizona 85253

(602) 767-1426

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Charles K. Ruck

Michael A. Treska

Latham & Watkins LLP

650 Town Center Dr, 20th Floor

Costa Mesa, CA 92626

(714) 755-1235

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, this “Schedule 14D-9”) filed by The New Home Company Inc., a Delaware corporation (“New Home” or the “Company”), with the United States Securities and Exchange Commission (the “SEC”) on August 10, 2021, relating to the tender offer (the “Offer”) by Newport Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned, direct subsidiary of Newport Holdings, LLC, a Delaware limited liability company (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company (the “Shares”), at a purchase price per Share of $9.00, in cash, net to the holder thereof, without interest thereon and less any applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 10, 2021 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on August 10, 2021. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9 and are incorporated herein by reference.

Except to the extent specifically provided in this Amendment, the information set forth in this Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in this Schedule 14D-9. This Amendment is being filed to reflect certain updates as reflected below.

Explanatory Note:

This supplemental information should be read in conjunction with the Schedule 14D-9 in its entirety. The Company believes that no supplemental disclosure is required under applicable laws and that the Schedule 14D-9 disclosed all material information required to be disclosed therein. However, to avoid the risk that lawsuits may delay or otherwise adversely affect the Offer and to minimize the expense of defending such actions, without admitting any liability or wrongdoing, the Company wishes to voluntarily make certain supplemental disclosures related to the Offer, all of which are set forth below and should be read in conjunction with the Schedule 14D-9. Nothing in these supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. Paragraph and page references used herein refer to the Schedule 14D-9 before any additions or deletions resulting from this supplemental information. Unless stated otherwise, the new text in the supplemental information is bolded and underlined and any deleted text is bolded and denoted with a strikethrough to highlight the supplemental information being disclosed.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The sixth paragraph under the heading entitled “Item 4. The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation—Background of the Offer” on page 14 of the Schedule 14D-9 is amended and supplemented as follows:

On October 28, 2020, the Company completed the sale of $250.0 million in aggregate principal amount of 7.25% Senior Notes due 2025 (the “Senior Notes”), the proceeds of which were used to refinance its existing senior notes. On February 24, 2021, the Company completed a sale of an additional $35.0 million in aggregate principal amount of the Senior Notes at an offering price of 103.25%. In addition, consistent with the Company’s strategic initiatives, during the fourth quarter of 2020, TNHC Russell Ranch LLC, one of the Company’s land development joint ventures in Folsom, California, sold its remaining developable lots to a third-party buyer (which was unaffiliated with Management IX or any other potential buyer in the strategic process).

The twelfth paragraph under the heading entitled “Item 4. The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation—Background of the Offer” on page 15 of the Schedule 14D-9 is amended and supplemented as follows:

On May 2, 2021, the Board approved the formation of the transaction committee (the “Transaction Committee”) of the Board, which was created to identify, evaluate, negotiate and ultimately recommend to the full Board any potential strategic transaction involving a change of control of the Company. The Transaction Committee was comprised of three disinterested Board members: Messrs. Berchtold, Heeschen and Webb, with Mr. Berchtold serving as the chairperson.

The fourteenth paragraph under the heading entitled “Item 4. The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation—Background of the Offer” on page 15 of the Schedule 14D-9 is amended and supplemented as follows:

Beginning on that same day, representatives of Citi contacted the six companies approved by the Board to assess their respective interests in exploring a potential strategic transaction with the Company. Of this group, three companies, Company A, Company B and Company C, entered into customary confidentiality and standstill agreements with the Company (which standstill provisions terminated upon the entry into the Merger

Agreement, and which did not contain any “don’t ask, don’t waive” provisions). The other three companies declined to explore a potential strategic transaction with the Company.

The twenty-sixth paragraph under the heading entitled “Item 4. The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation—Background of the Offer” beginning on page 16 of the Schedule 14D-9 is amended and supplemented as follows:

On June 14, 2021 the Board held a virtual meeting, with members of management and representatives of Latham & Watkins and Citi participating, to discuss the June 11 Proposal, and management’s recent discussions with representatives of Management IX and the other potential bidders. At the meeting, representatives of Citi presented a preliminary financial analysis of the Company and the price ~~range~~ proposed in the June 11 Proposal. The Board then discussed with management and its advisors its strategic alternatives, including the relative advantages and disadvantages of expanding its outreach to other third parties with respect to timing and likelihood of receiving superior offers. The Board also discussed pursuing other alternatives, including with respect to potential equity investments or joint ventures, the Company’s current and historical trading prices, and the uncertainties inherent in the Company’s strategic plans as a standalone company. Following discussions, the Board instructed management and Citi to continue to work with Management IX to finalize its due diligence process and seek to negotiate final definitive documents for the Board’s evaluation. The Board also instructed management and its advisors to work to continue to explore other strategic alternatives, and to prepare financial analyses with respect to those alternatives. As of such date, the Company’s closing stock price was $5.91 per Share.

The twenty-seventh paragraph under the heading entitled “Item 4. The Solicitation or Recommendation—Background and Reasons for the Company Board’s Recommendation—Background of the Offer” on page 17 of the Schedule 14D-9 is amended and supplemented as follows:

From June 14, 2021, until the signing of the Merger Agreement, Company management and its advisors continued to facilitate due diligence for Management IX and its advisors, including attending various due diligence calls, responding to follow-up requests and attending management presentations, and negotiating the terms of the transaction. During this time, Company management and its various advisors provided regular updates to the members of the Transaction Committee and the Board with respect to the material terms being negotiated, and the Transaction Committee and the Board provided its feedback and guidance with respect to those terms. At no time during its discussions with Management IX and its affiliates did any members of Company management negotiate any potential post-closing employment arrangements for themselves following the potential transaction.

The third paragraph under the heading entitled “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor—Discounted Cash Flow Analysis” on page 27 of the Schedule 14D-9 is amended and supplemented as follows:

Citi derived implied equity value reference ranges for the Company, with and without the net present value of the Company’s estimated tax savings from deferred tax assets, by subtracting from the implied firm value reference ranges for the Company, the Company’s net debt of approximately $163 million as of June 30, 2021 (calculated as debt less cash), as provided by the management of the Company, and the value of deferred purchase price with respect to the acquisition of the Epic Companies of approximately $2 million as of June 30, 2021, as provided by the management of the Company, and adding to or subtracting from the implied firm value reference ranges for the Company, as applicable, the value of unconsolidated investments of approximately $1 million as of June 30, 2021, as provided by the management of the Company, and ~~the value of~~ expected federal income tax refunds of approximately $27 million, as provided by the management of the Company, for net operating loss carrybacks as of June 30, 2021.

The fourth paragraph under the heading entitled “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor—Discounted Cash Flow Analysis” on page 27 of the Schedule 14D-9 is amended and supplemented as follows:

By dividing the resulting implied equity value reference ranges for the Company by the number of outstanding shares of the Company on a fully diluted basis, of approximately 19 million, calculated using the treasury stock method, based on information provided by the management of the Company, Citi derived implied per share equity value reference ranges for Shares of $6.00 to $9.20 (excluding the net present value of the Company’s estimated tax savings from deferred tax assets) and $6.45 to $9.65 (including the net present value of the Company’s estimated tax savings from deferred tax assets), as compared to the Consideration of $9.00 per Share pursuant to the Merger Agreement.

The fourth paragraph under the heading entitled “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor—Selected Precedent Transactions Analysis” on page 28 of the Schedule 14D-9 is amended and supplemented as follows:

Based on its professional judgment and experience, and taking into consideration the observed multiples for the selected transactions, Citi applied illustrative ranges of multiples of price to book value of 0.8x to 1.2x to the book value of the Company’s equity as of March 31, 2021, as disclosed in the Company’s most recent SEC filings. Based on the number of outstanding Shares on a fully diluted basis, calculated using the treasury stock method, and on information provided by the management of the Company, this analysis indicated an implied range of per share equity values of $8.25 to $12.25, as compared to the Consideration of $9.00 per Share pursuant to the Merger Agreement.

The second paragraph under the heading entitled “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor—Selected Public Companies Analysis” on page 29 of the Schedule 14D-9 is amended and supplemented as follows:

Although none of the selected companies listed above is directly comparable to the Company, the selected companies were chosen because they are publicly traded U.S. home building companies that have operations that, for purposes of Citi’s analysis and based on its experience and professional judgment, may be considered similar to certain operations of the Company based on business sector participation, operational characteristics and financial metrics. The quantitative information used in this analysis, to the extent that it is based on market data, was based on market data as of July 22, 2021.

The sixth paragraph under the heading entitled “Item 4. The Solicitation or Recommendation—Certain Company Projections” on page 32 of the Schedule 14D-9 is amended and supplemented as follows:

Although presented with numerical specificity, the Company Projections are not fact, and are forward-looking statements and reflect numerous assumptions and variables as to future events and the probability of such events made by the Company’s senior management (including, but not limited to, the assumption that the Company would make certain property acquisitions in connection with their respective acquisition plans, that the Company would receive certain estimated tax savings from deferred tax assets (of which approximately $0.9 million in tax savings were assumed to be realized in the six months ending December 31, 2021, approximately $2.4 million in tax savings were assumed to be realized in 2022, approximately $3.0 million in tax savings were assumed to be realized in 2023, approximately $3.1 million in tax savings were assumed to be realized in 2024 and approximately $0.9 million in tax savings were assumed to be realized in 2025), that the Company would hold a certain amount of real estate inventory (including an assumed real estate value of approximately $681 million as of December 31, 2025) and other assumptions related to business margins, input costs, industry performance, and general business, economic, market and financial conditions and additional matters specific to the Company’s business, as applicable), in each case that are inherently uncertain and may be beyond the control of the Company’s senior management. Important factors that may affect actual results and result in such Company Projections not being achieved include, but are not limited to: the effect of the announcement or pendency of the transactions contemplated by the Merger Agreement on the Company’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, or its operating results and business generally, risks related to diverting management’s attention from the Company’s ongoing business operations, and the risk that stockholder litigation in connection with the transactions contemplated by the Merger Agreement may result in significant costs of defense, indemnification and liability; and those referred to under the section “Risk Factors” in the Company’s Quarterly Report on Form 10-Q for the period ended June 30, 2021 and the Company’s Annual Report on Form 10-K for the period ended December 31, 2020, each filed with the SEC, as well as other documents that may be filed by the Company from time to time with the SEC. In addition, the Company Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions upon which the Company Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. Moreover, the Company Projections also reflect assumptions as to certain future business decisions that are subject to change. There can be no assurance that any Company Projections will be realized, or that the assumptions and estimates used to prepare the Company Projections will prove to be accurate, and actual results will differ, and may differ materially, from those contained in the Company Projections. Important factors that may affect actual results and result in projections contained in the Company Projections not being achieved include, but are not limited to, the factors set forth from time to time in the Company’s SEC filings.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding a new subsection to Item 8 following the subsection with the heading “Item 8. Additional Information—Stockholder Approval of the Merger Not Required” under the new heading “Item 8. Additional Information—Legal Proceedings” on page 42 of the Schedule 14D-9 as follows:

“Legal Proceedings

On August 16, 2021, a purported stockholder of the Company Steven Makowsky sent a written letter to the Company’s Board and the Company’s legal counsel demanding corrective disclosures be made in the Company’s Schedule 14D-9 regarding the Offer (the “Makowsky Demand”). On August 18, 2021, a purported stockholder of the Company filed a complaint in the United States District Court for the Central District of California against the Company and its directors, captioned Charles Reinhardt v. the New Home Company Inc., et al., Case No. 2:21-cv-06692 (the “Reinhardt Complaint”). On August 19, purported stockholder Reinhardt also sent a written letter to the Company’s legal counsel reiterating the allegations in the Reinhardt Complaint and demanding that the Company issue additional disclosures regarding the Offer (the “Reinhardt Demand”). On August 19, 2021, a purported stockholder of the Company filed a complaint in the United States District Court for the Southern District of New York against the Company and its directors, captioned Irwin Morse v. the New Home Company Inc., et al., Case No. 1:21-cv-07006 (the “Morse Complaint”). Also on August 19, 2021, a purported stockholder of the Company filed a complaint in the United States District Court for the District of Delaware against the Company and its directors, captioned Anthony Morgan v. the New Home Company Inc., et al., Case No. 1:21-cv-01191-UNA (the “Morgan Complaint”). On August 20, 2021, a purported stockholder of the Company filed a complaint in the United States District Court for the Eastern District of Pennsylvania against the Company and its directors, captioned Matthew Whitfield v. the New Home Company Inc., et al., Case No. 2:21-cv-03727 (the “Whitfield Complaint”). Also on August 20, 2021, a purported stockholder of the Company filed a complaint in the United States District Court for the Southern District of New York against the Company and its directors, captioned Paul Stroube v. the New Home Company Inc., et al., Case No. 1:21-cv-07065 (the “Stroube Complaint”). On August 25, 2021, a purported stockholder of the Company filed a complaint in the United States District Court for the Eastern District of New York against the Company and its directors, captioned Winston Rowe v. the New Home Company Inc., et al., Case No. 1:21-cv-04800 (the “Rowe Complaint”). On August 27, 2021, a purported stockholder of the Company filed a complaint in the United States District Court for the Central District of California against the Company and its directors, captioned Katherine Finger v. the New Home Company, Inc., et al., Case No. 2:21-cv-06919 (the “Finger Complaint,” and together with the Reinhardt Complaint, the Morse Complaint, the Morgan Complaint, the Whitfield Complaint, the Stroube Complaint, and the Rowe Complaint, the “Complaints”).

The Complaints name as defendants the Company and each member of the Board. The Morse Complaint also names Parent and Merger Sub as defendants. Each of the Complaints alleges that the Company’s Schedule 14D-9 dated August 10, 2021 omits material information with respect to the Offer, and that as a result, (a) all defendants violated Section 14(e) of the Exchange Act; and (b) each member of the Company’s Board (and Parent and Merger Sub in the Morse Complaint) violated Section 20(a) of the Exchange Act. The Morse Complaint, the Whitfield Complaint, the Stroube Complaint, and the Rowe Complaint additionally allege that all defendants violated Section 14(d) of the Exchange Act. The Stroube Complaint and the Rowe Complaint also allege that the defendants violated Rule 14d-9.

Each of the Complaints seeks, among other things: (i) injunctive relief preventing the consummation of the transactions contemplated by the Merger Agreement; (ii) rescissory damages or rescission in the event that the transactions contemplated by the Merger Agreement have already been consummated (except for the Stroube Complaint); (iii) plaintiff’s attorneys’ and experts’ fees and expenses; and (iv) other such relief that the court deems just and proper. The Morse Complaint and the Whitfield Complaint additionally seek a declaration that the defendants violated Sections 14(e), 14(d), and 20(a) of the Exchange Act, as well as Rule 14a-9 promulgated thereunder. The Morgan Complaint seeks a declaration that the defendants violated Sections 14(a) and 20(a) of the Exchange Act, while the Rowe Complaint seeks a declaration that the defendants violated Sections 14(e), 14(d), 20(a) of the Exchange Act and Rule 14d-9. The Morse Complaint, the Whitfield Complaint, the Stroube Complaint, and the Finger Complaint also seek an amendment to the Schedule 14D-9 that addresses their complaints. The Makowsky Demand and the Reinhardt Demand each allege that the Company’s Schedule 14D-9 dated August 10, 2021 omits material information regarding the Offer and demands that the Company provide additional disclosures. The Company believes the claims asserted in the Complaints and in the Makowsky Demand and the Reinhardt Demand are without merit.

Additional complaints may be filed against the Company, the Board, Parent and/or Merger Sub in connection with the transactions contemplated by the Merger Agreement, the Schedule TO and the Schedule 14D-9. Additional written demands may also be made of the Company and its Board. If such additional complaints are filed or demands are made, absent new or different allegations that are material, the Company will not necessarily announce such additional complaints or demands.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The New Home Company Inc.

By:	/s/ Leonard S. Miller
Name: Leonard S. Miller
Title: President and Chief Executive Officer

Dated: August 30, 2021